FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May 2006

Commission File Number 0-16174

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

(Translation of registrant’s name into English)

5 Basel Street, P.O. Box 3190

Petach Tikva 49131 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

(An Israeli Corporation)

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF INCOME (LOSS)

(U.S. dollars in millions, except earnings (loss) per ADR)

(Unaudited)

	Three Months Ended March 31,
	2006	2005
Net sales	$1,672.5	$1,304.9
Cost of sales	949.1	701.2

Gross profit	723.4	603.7
Research and development expenses - net	102.8	88.2
Selling, general and administrative expenses	315.6	184.6

	305.0	330.9
Acquisition of research and development in process	1,248.0
Restructuring expenses	2.8

Operating income (loss)	(945.8)	330.9
Financial expense - net	14.3	0.4

Income (loss) before income taxes	(960.1)	330.5
Income taxes	48.2	71.1

	(1,008.3)	259.4
Share in profits of associated companies - net	0.5	0.1
Minority interests in profits of subsidiaries - net	0.9	0.4

Net income (loss)	$(1,008.7)	$259.1

Earnings (loss) per ADR:
Basic	$(1.40)	$0.42

Diluted	$(1.40)	$0.38

Weighted average number of ADRs (in millions):
Basic	721.9	620.4

Diluted	721.9	683.8

The accompanying notes are an integral part of the condensed financial statements.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. dollars in millions)

	March 31, 2006	December 31, 2005
	Unaudited	Audited
ASSETS
Current assets:
Cash and cash equivalents	$968.3	$1,275.6
Short-term investments	339.0	935.5
Accounts receivable:
Trade	2,156.0	1,768.7
Other	709.4	411.3
Inventories	1,689.3	1,114.2

Total current assets	5,862.0	5,505.3
Investments and other assets	592.7	410.6
Property, plant and equipment, net	2,062.8	1,360.9
Intangible assets and debt issuance costs, net	2,096.6	648.6
Goodwill	7,748.5	2,462.0

Total assets	$18,362.6	$10,387.4

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term credit	$1,061.8	$375.5
Accounts payable and accruals	2,619.7	1,884.6

Total current liabilities	3,681.5	2,260.1
Long-term liabilities:
Deferred income taxes	746.5	219.3
Employee related obligations	99.7	84.4
Senior Notes, loans and other liabilities	2,005.9	459.4
Convertible Senior Debentures	2,590.3	1,313.9

Total long-term liabilities	5,442.4	2,077.0

Total liabilities	9,123.9	4,337.1

Minority interests	21.1	8.0

Shareholders’ equity:
Ordinary shares of NIS 0.10 par value;
March 31, 2006 and December 31, 2005: authorized -1,500.0 million shares; issued and outstanding 780.8 million shares and 646.7 million shares, respectively	45.5	42.6
Additional paid-in capital	7,646.3	3,389.8
Deferred compensation		(0.2)
Retained earnings	2,018.2	3,081.6
Accumulated other comprehensive income	124.9	145.6
Cost of company shares held by subsidiaries - March 31, 2006 and December 31, 2005 – 27.9 million ordinary shares and 28.1 million ordinary shares, respectively	(617.3)	(617.1)

Total shareholders’ equity	9,217.6	6,042.3

Total liabilities and shareholders’ equity	$18,362.6	$10,387.4

The accompanying notes are an integral part of the condensed financial statements.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in millions)

(Unaudited)

	Three months ended March 31,
	2006	2005
Cash flows from operating activities:
Net income (loss)	$(1,008.7)	$259.1
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Income and expenses not involving cash flows*	1,306.4	49.3
Changes in certain assets and liabilities*	(9.2)	(6.2)

Net cash provided by operating activities	288.5	302.2

Cash flows from investing activities:
Purchase of property, plant and equipment	(72.4)	(77.3)
Acquisition of subsidiary	(3,556.3)
Proceeds from disposal of investment in subsidiary consolidated in previous years	1.5
Acquisition of intangible assets	(9.0)	(6.5)
Proceeds from sale of property, plant, equipment and intangibles	0.9	0.6
Acquisition of long-term investments and other assets	(108.2)	(164.4)
Proceeds from sale of long-term investments	1.6	231.9
Purchase of minority interest		(2.9)
Net decrease (increase) in short-term investments	557.5	(45.2)

Net cash used in investing activities	(3,184.4)	(63.8)

Cash flows from financing activities:
Proceeds from exercise of options by employees	47.4	26.7
Excess tax benefit on options exercised	18.7
Cost of acquisition of Company shares, net of proceeds from sale	(0.2)	(251.3)
Proceeds from Senior Notes, long-term loans and other long-term liabilities received, net of issuance costs of $11.9 million	1,490.1	0.2
Discharge of long-term loans and other long-term liabilities	(6.6)	(2.0)
Net decrease in short-term credit	(284.7)	(40.6)
Proceeds from issuance of Convertible Senior Debentures, net of issuance costs of $17.5 million	1,375.0
Repurchase of Convertible Senior Debentures	(0.3)
Dividends paid	(54.7)	(42.7)

Net cash provided by (used in) financing activities	2,584.7	(309.7)

Translation differences on cash balances of certain subsidiaries	3.9	(11.2)

Net decrease in cash and cash equivalents	(307.3)	(82.5)
Balance of cash and cash equivalents at beginning of period	1,275.6	784.1

Balance of cash and cash equivalents at end of period	$968.3	$701.6

Supplemental disclosure of non-cash investing and financing activities:

As discussed in note 4, on January 26, 2006, the Company completed the acquisition of Ivax Corporation for a total consideration of approximately $7.9 billion. An aggregate amount of approximately $4.1 billion of Teva shares and stock options were issued as part of the consideration for the acquisition.

In the first quarter of 2006, $116 million principal amount of Convertible Senior Debentures were converted into approximately 5.4 million Teva ADRs.

*	See details on page 4.

The accompanying notes are an integral part of the condensed financial statements.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in millions)

(Unaudited)

	Three months ended March 31,
	2006	2005
Adjustments to reconcile net income to net cash provided by operating activities:
Income and expenses not involving cash flows:
Depreciation and amortization	$86.6	$54.7
Deferred income taxes – net	(47.2)	(8.4)
Increase (decrease) in employee related obligations	(2.1)	2.4
Capital gains - net	(0.4)	(0.6)
Share in losses of associated companies - net	(0.5)	(0.1)
Minority interests in profits of subsidiaries - net	0.9	0.4
Acquisition of research and development in process	1,248.0
Capital gain and amortization of premium on marketable securities - net	2.7	2.0
Compensation expense on options	13.9
Other items - net	4.5	(1.1)

	$1,306.4	$49.3

Changes in certain assets and liabilities:
Decrease (increase) in accounts receivables	$99.7	$(154.5)
Decrease in inventories	9.0	48.0
Increase (decrease) in accounts payable and accruals	(117.9)	100.3

	$(9.2)	$(6.2)

The accompanying notes are an integral part of the condensed financial statements.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

NOTE 1 - Basis of Presentation:

The accompanying unaudited condensed consolidated financial statements have been prepared on the same basis, except for stock-based compensation (including cash flow presentation of the excess tax benefit on options exercised), as the annual consolidated financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the financial position and results of operations of Teva Pharmaceutical Industries Limited (“Teva” or the “Company”). These consolidated financial statements and notes thereto are unaudited and should be read in conjunction with the Company’s audited financial statements included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2005, as filed with the Securities and Exchange Commission. The results of operations for the three months ended March 31, 2006 are not necessarily indicative of results that could be expected for the entire fiscal year.

NOTE 2 – Stock-based compensation:

Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004), (“FAS 123R”) “Share-based Payment” and Staff Accounting Bulletin No. 107 (“SAB 107”), which was issued in March 2005 by the Securities and Exchange Commission. FAS 123R addresses the accounting for share-based payment transactions in which the Company obtains employee services in exchange for (a) equity instruments of the Company or (b) liabilities that are based on the fair value of the Company’s equity instruments or may be settled by issuance of such equity instruments. This statement requires that employee equity awards be accounted for using the grant-date fair value method. FAS 123R supersedes the Company’s previous accounting for its employee stock option plans using the intrinsic value based method of accounting prescribed under Accounting Principles Board Opinion No. 25 (“APB 25”) and related interpretations. The Company also followed the disclosure requirements of FAS 123, “Accounting for Stock-based Compensation”, as amended by FAS 148, “Accounting for Stock-based Compensation – Transition and Disclosure”, for companies electing to apply APB 25. SAB 107 provides supplemental implementation guidance on FAS 123R, including guidance on valuation methods, classification of compensation expense, inventory capitalization of share-based compensation cost, income statement effects, disclosures and other issues.

The Company elected to adopt the modified prospective transition method, permitted by FAS 123R. Under such transition method, the new standard has been implemented as from the first quarter of 2006, with no restatement of prior periods to reflect the fair value method of expensing share-based compensation.

The Company has expensed compensation costs applying the accelerated vesting method, based on the grant-date fair value estimated in accordance with the original provisions of FAS 123, and previously presented in the pro forma footnote disclosures, net of estimated forfeitures. Results for prior periods have not been restated as explained above. There were no awards made during the three-month periods ending March 31, 2006 and 2005, other than in connection with the acquisition of Ivax, see Note 4. The Company intends to continue using the Black-Scholes model for option pricing. As required by FAS 123R, management has made an estimate of expected forfeitures. The cumulative effect of initially adopting FAS 123R was not material to the Company’s consolidated financial statements.

The valuation assumptions applied by the Company in determining the fair value of stock awards using the Black-Scholes model for option pricing are as follows: dividend yield - based on historical dividend yield; expected volatility - based on the Company’s historical stock prices; risk free interest rate - based on U.S. Treasury zero coupon issued with an equivalent remaining life; and expected life - based on historical experience of similar awards.

During the three months ended March 31, 2006, the Company recorded stock-based compensation costs as follows:

U.S. dollars (in millions)
Employee stock options	$12.9
Restricted stock units	1.0

Total stock-based compensation expense	13.9

Tax effect on stock-based compensation expense	2.2

Net effect	$11.7

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

The effect of adopting FAS 123R resulted in an incremental net charge of approximately $11 million and an increase in the basic and diluted loss per ADR of approximately $0.02. The total unrecognized compensation cost before tax on employee stock options and RSUs amounted to $72.2 million and $10.3 million, respectively, at March 31, 2006 and is expected to be recognized over a weighted average period of 1.0 years and 1.2 years for stock options and RSUs, respectively.

The vesting period of the options is generally 2 to 4 years from the date of grant and the rights of the ordinary shares obtained upon exercise of options will be identical to those of the other ordinary shares of the Company. The exercise period of the options granted typically extends to 5 to 7 years from the date of grant.

A summary of the status of the option plans as of March 31, 2006 and changes during the three month period is presented below (the number of options represents ordinary shares exercisable in respect thereof).

	Three months ended March 31, 2006	Weighted average exercise price $

	Number
Balance outstanding at beginning of period	30,741,776	21.27
Changes during the period
Issuance on acquisition of Ivax*	16,375,674	18.97
Exercised	(3,543,902)	13.19
Forfeited	(78,826)	20.14

Balance outstanding at end of period	43,494,722	21.07

Balance exercisable at end of period	32,096,148	17.31

*	Vested stock options

The following table summarizes information about options outstanding at March 31, 2006:

Ordinary shares issuable upon exercise of options outstanding
Range of exercise prices	Balance for end of period	Weighted average exercise price	Weighted average remaining life	Aggregate intrinsic value
	Number of shares	$	Years	$
$ 4.50 – $ 6.90	1,120,757	5.52	1.25	39,966,195
$ 9.85 – $14.38	10,749,281	13.31	3.69	299,582,461
$14.50 – $15.25	4,271,756	15.09	3.12	111,450,114
$15.50 – $18.25	4,553,911	17.19	2.92	109,248,325
$18.40 – $22.00	9,077,883	20.50	4.83	187,730,620
$24.00 – $28.35	5,970,137	25.62	4.21	92,895,332
$28.50 – $33.50	4,017,978	31.72	5.08	38,010,072
$35.55 – $40.00	189,261	36.05	2.64	970,909
$40.05 – $43.00	3,543,758	42.64	6.69

	43,494,722	21.07	4.17	879,854,028

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Ordinary shares issuable upon exercise of options vested
Range of exercise prices	Balance for end of period	Weighted average exercise price	Weighted average remaining life	Aggregate intrinsic value
	Number of shares	$	Years	$
$ 4.50 – $ 6.90	1,120,757	5.52	1.25	39,966,195
$ 9.85 – $14.38	10,349,281	13.29	3.67	288,641,447
$14.50 – $15.25	4,271,756	15.09	3.12	111,450,114
$15.50 – $18.25	4,536,411	17.19	2.92	108,828,500
$18.40 – $22.00	7,685,866	20.56	4.98	158,482,557
$24.00 – $28.35	3,644,816	26.02	3.89	55,255,411
$28.50 – $33.50	298,000	32.39	1.81	2,619,420
$35.55 – $40.00	189,261	36.05	2.64	970,909

	32,096,148	17.31	3.72	766,214,553

Status of non-vested RSUs

	Balance RSUs	Weighted average grant date fair value RSUs

Balance at beginning and end of period	274,351	$42.56

The aggregate intrinsic value in the above tables represents the total pretax intrinsic value, based on the Company’s stock price of $41.18 as of March 31, 2006, which would have potentially been received by the option holders had all option holders exercised their options as of that date. The total number of in-the-money options exercisable as of March 31, 2006 was 32.1 million.

The total intrinsic value of options exercised during the three months ended March 31, 2006 and 2005 was $101.7 million and $36.3 million, respectively, based on the Company’s average stock price of $41.89 and $29.13 during the quarters ended March 31, 2006 and 2005, respectively.

Employee stock option plans:

In 1999, the Company’s Board of Directors approved an option plan for employees, under which senior employees in Israel, Europe and the United States could be granted options to purchase up to 8 million ordinary shares of the Company. Any option not exercised by the end of the exercise period will expire, unless the exercise period is extended by the Board of Directors. Through March 31, 2006, options to purchase 5.5 million ordinary shares were granted under this plan.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

In August 2000, the Company’s Board of Directors approved an option plan under which, over five years, employees could be granted options to purchase up to 26.2 million ordinary shares of the Company. In addition to this authorization, in March 2003, the Company’s Board of Directors granted options to senior employees of Teva to purchase up to 9.0 million ordinary shares of the Company. During 2004, and further to the approval of August 2000, the Company’s Board of Directors approved the granting of options to purchase, 4.8 million ordinary shares of the Company of which the Chief Executive Officer and President of the Company, was granted options to purchase 0.5 million ordinary shares at the exercise price of $25.03. Through March 31, 2006, options to purchase 25.3 million ordinary shares were granted at an exercise price equal to the closing price on NASDAQ or TASE, or the average price between the high and low prices on NASDAQ, as applicable, on the day of approval of each grant.

All options authorized but not granted by the Board of Directors under the plans described in the immediately preceding paragraphs have expired and are of no further effect except for approximately 0.1 million options which remain available for future grants.

In connection with Teva’s 100 year anniversary celebration, in July 2001, the Company’s Board of Directors approved an option plan, under which options to purchase 2.5 million ordinary shares of the Company were granted to substantially all employees who were in the employ of the Group prior to September 1, 2000. Each such employee was granted options to purchase 400 ordinary shares at an exercise price of $13.89 (85% of the market value of the Company’s ADR on date of grant). Certain other employees were granted options under the same plan to purchase 0.3 million ordinary shares of the Company, at an exercise price of $14.80.

On September 4, 2001, the Board of Directors resolved to grant to the former Chief Executive Officer and President of the Company options to purchase 0.3 million ordinary shares at the exercise price of $17.55. On February 14, 2002, the Board of Directors resolved to grant the following options: (i) to the former Chief Executive Officer and President of the Company, options to purchase 2.8 million ordinary shares, at an exercise price of $13.91, which was determined based on the price of the Company’s share on the date the grant was approved by the shareholders; (ii) to the Chief Executive Officer and President of the Company options to purchase 1.2 million ordinary shares at the exercise price of $15.11; and (iii) to each of the former Chairman of the Board of Directors and the Chairman of its Executive Committee at that time, options to purchase 0.1 million ordinary shares, at an exercise price of $13.91.

On July 27, 2005, the shareholders approved the Teva 2005 Omnibus Long-Term Share Incentive Plan, under which 50 million equivalent option units which include both options exercisable into ordinary shares (or ADSs representing ordinary shares) and restrictive stock units (“RSUs”) were approved for granting. As of March 2006, the Compensation Committee of the Board had approved equivalent options of up to 4,610,628 for allotment to officers and employees of the Company at an average exercise price of $42.64 per option with an expiration date in 2012.

Options and RSUs were allocated in a ratio of 1 RSU being equivalent to 3 options. Out of the total 4,368,553 equivalent options granted, 274,351 RSUs were granted (equivalent to 823,053 options), with the balance of 3,545,500 being options.

The 274,351 RSUs granted with a weighted average fair value of $42.56 at the date of grant have a similar vesting period and remaining contractual life as the options granted in the Omnibus Plan.

The grant of options to Israeli employees under the plans described above is to be subject to the terms stipulated by the Israeli Income Tax Ordinance (the “Ordinance”). Inter alia, the Ordinance provides that the Company will be allowed to claim as an expense for tax purposes the amounts credited to the employees as a benefit, when the related tax is payable by the employee.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

The following table illustrates the effect on net income and earnings per ADR, assuming the Company had applied the fair value recognition provisions of FAS 123 (as amended by FAS 148) to its stock-based employee compensation in the comparable quarter of 2005:

Three months ended March 31, 2005

In millions, except earnings per ADR
Net income, as reported	$259.1
Add: amortization of deferred compensation related to employee stock option plans, included in condensed consolidated statements of income, net of related tax effect	*
Deduct: amortization of deferred compensation, at fair value, net of related tax effect	10.9

Pro forma net income	$248.2

Earnings per ADR
Basic - as reported	$0.42

Basic - pro forma	$0.40

Diluted - as reported	$0.38

Diluted - pro forma	$0.37

*	Represents an amount of less than $0.1 million

NOTE 3 – Earnings/loss per American Depository Receipt (“ADR”):

Basic earnings per ADR are computed by dividing net income (loss) by the weighted average number of ADRs/ordinary shares (including special shares exchangeable into ordinary shares) outstanding during the period, net of Company shares held by subsidiaries.

Due to the loss incurred during the three months ended March 31, 2006, in computing diluted loss per ADR for that period, no account was taken of the potential dilution that could occur upon the conversion of the Convertible Senior Debentures and the exercise of options and restrictive stock units (“RSUs”) granted under employee stock options plans, since they had an antidilutive effect on the loss per ADR.

In computing diluted earnings per ADR for the three months ended March 31, 2005, basic earnings per ADR was adjusted to take into account the potential dilution that could occur upon: (1) the conversion of the Convertible Senior Debentures, using the if-converted method, by adding to net income interest expense on these debentures and amortization of issuance costs, net of tax benefits, and by adding the weighted average number of shares issuable upon assumed conversion of these debentures; and (2) the exercise of options granted under employee stock option plans, using the treasury stock method.

NOTE 4– Acquisition of Ivax Corporation:

On January 26, 2006, Teva completed its acquisition of Ivax Corporation, a multinational generic pharmaceutical company with headquarters in Miami, Florida and with operations mainly in the United States, Europe and Latin America, for approximately $3.8 billion in cash and 122,915,483 ADRs, representing approximately 16% of the issued and outstanding share capital of Teva as of March 31, 2006. For accounting purposes, the transaction was valued at $7.9 billion (including transaction costs and fair value of Ivax’s stock options, determined using the Black-Scholes option pricing model with the following weighted average assumptions: dividend yield of 0.85%; expected volatility of 21.56%; risk free interest rate (in dollar terms) of 3.71%; and expected life of 1 year) based on the aggregate of the cash consideration and the average of the closing price per ADR during the five trading day period commencing two trading days before the date of the merger agreement with Ivax.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

The cash consideration of $3.8 billion was financed with Teva’s own resources and short-term borrowing in the amount of $2.8 billion. These borrowings were subsequently refinanced by the issuance of Senior Notes and Convertible Senior Debentures (See Notes 5 and 6).

This acquisition enhances Teva’s position in the United States, expands its presence in Western Europe and significantly boosts Teva’s reach in Latin America, Russia and other Central and Eastern European countries. The acquisition further provides Teva with an opportunity to expand the vertical integration between Teva’s API business and Ivax’s finished dose manufacturing operations in both existing and new regions. Beyond the significant geographical expansion into Central and Eastern Europe and Latin America, Ivax brings Teva new capabilities in the respiratory business, as well as an innovative pipeline with products in various stages of clinical development. Ivax also adds to Teva’s existing veterinary business through the Ivax animal health business.

Under the terms of the merger agreement, Ivax shareholders had the right to elect to receive for each Ivax share they owned either 0.8471 Teva ADRs or $26.00 in cash, subject to proration procedures designed to ensure that the purchase consideration would be settled 50% in cash and 50% in Teva ADRs.

This transaction was accounted for by the purchase method. The consideration for the acquisition was attributed to net assets on the basis of the fair value of assets acquired and liabilities assumed as of January 31, 2006. The Company has not finalized the allocation of the purchase price to the net assets acquired in this acquisition. The results of operations of Ivax have been included in the consolidated statements of income (loss) commencing February 1, 2006.

An amount of $1,248.0 million was allocated to research and development in process, representing an estimate of the fair value of purchased in-process technology for research projects that, as of the closing date of the merger, have not reached technological feasibility and have no alternative future use. This amount was charged to operating expenses upon acquisition, in accordance with generally accepted accounting principles. An amount of $1,443.9 million was allocated to intangible assets - existing products and other identifiable intangible assets amortizable mainly over 17 years. The excess of cost of acquisition over the fair value of net tangible and intangible assets on acquisition date, not attributed to acquired in-process research and development, amounted to $5,299.4 million, was allocated to goodwill.

Below are certain unaudited pro forma combined statements of income data for the three months ended March 31, 2006 and 2005, as if the acquisition of Ivax had occurred on January 1, 2006 and 2005, respectively, after giving effect to: (a) preliminarily estimated purchase accounting adjustments, including amortization of identifiable intangible and tangible assets and the entire amount of the step-up of Ivax’s inventory amounting to $95 million (pre-tax); and (b) estimated additional interest expense due to: (i) issuance of Convertible Senior Debentures and senior notes in connection with the acquisition; and (ii) add back of interest income on Teva’s cash and cash equivalents and marketable securities used as cash consideration in the acquisition, but excluding expenses directly attributable to the acquisition representing acquired research and development in process in the amount of $1,248.0 million. The pro forma financial information is not necessarily indicative of the combined results that would have been attained had the acquisition taken place at the beginning of 2006 and 2005, respectively, nor is it necessarily indicative of future results.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

	Three months ended March 31,
	2006	2005
Pro Forma Results	U.S. $ in millions
	(unaudited)
Sales	$1,805.4	$1,794.6

Net income	$175.1	$186.6

Earnings per ADR:
Basic	$0.23	$0.25

Diluted	$0.22	$0.23

Weighted average number of ADRs (in millions):
Basic	757.4	743.3

Diluted	831.7	831.1

The calculation of the weighted average number of ADRs for pro forma basic earnings per ADR gives effect to the issuance of 122.9 million Teva ADRs in the acquisition, assuming these were issued at the beginning of 2006 and 2005, respectively.

The calculation of the weighted average number of ADRs for pro forma diluted earnings per ADR gives effect to the issuance of 122.9 million Teva ADRs in the acquisition, the dilutive effect of 14.4 million Teva stock options issued in exchange for Ivax stock options and the additional shares issuable upon the assumed conversion of the $818 million principal amount of 1.75% Convertible Senior Debentures due 2026, assuming the Teva ADRs, stock options and Convertible Senior Debentures were issued at the beginning of 2006 and 2005, respectively.

NOTE 5 – Issuance of Convertible Senior Debentures:

In January, 2006, indirect wholly-owned subsidiaries of the Company issued the following Convertible Senior Debentures unconditionally guaranteed by the Company as to payment of all principal, interest, premium and additional amounts (as defined), if any:

•	1.75% Convertible Senior Debentures due 2026 for a principal amount of $818 million at a conversion price of $51.26

•	0.25% Convertible Senior Debentures due 2026 for a principal amount of $575 million at a conversion price of $47.16

Interest on each of the debentures is payable on a semi-annual basis.

The Convertible Senior Debentures have no contingent feature and are convertible at any time. The 0.25% Convertible Senior Debentures due 2026 include a net share settlement feature according to which principal will be paid in cash and in the case of conversion, only the residual conversion value above principal will be paid in Teva’s shares.

NOTE 6 – Issuance of Senior Notes:

In January 2006, an indirectly wholly owned subsidiary of the Company issued an aggregate of $1 billion principal amount of 6.15% Senior Notes due 2036 and $500 million principal amount of 5.55% Senior Notes due 2016.

NOTE 7 - Inventories:

Inventories consisted of the following:

	March 31, 2006	December 31, 2005
	U.S. $ in millions
	Unaudited	Audited
Raw and packaging materials	$512.0	$290.8
Products in process	237.3	149.3
Finished products	706.4	517.5
Purchased products	208.0	118.6

	1,663.7	1,076.2
Materials in transit and payments on account	25.6	38.0

	$1,689.3	$1,114.2

NOTE 8 - Revenue recognition:

Revenue is recognized when title and risk of loss for the products is transferred to the customer. Provisions for estimated chargebacks, returns, customer volume rebates, discounts, shelf stock adjustments and other allowances are established concurrently with the recognition of revenue, and are deducted from net sales. The reserve balances related to these provisions are included under accounts payable and accruals.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

NOTE 9 - Accounts payable and accruals:

	March 31, 2006	December 31, 2005
	U.S. $ in millions
	Unaudited	Audited
Which includes -
Sales reserves and allowances	$978.8	$732.9

NOTE 10 - Comprehensive income:

Comprehensive income (loss) is as follows:

	Three months ended March 31,
	U.S. $ in millions
	2006	2005
Net income (loss)	$(1,008.7)	$259.1
Other comprehensive income (loss), net of tax:
Unrealized gain (loss) from available-for-sale securities – net	3.0	(6.0)
Minimum liability with respect to defined benefit plans		(1.6)
Translation of non-dollar-currency financial statements of subsidiaries and associated companies	(23.7)	(82.3)

	$(1,029.4)	$169.2

NOTE 11 - Certain details relating to pension plans:

a. The consolidated components of net periodic benefit costs are as follows:

	Three months ended March 31,
	U.S. $ in millions
	2006	2005
Service cost	$1.8	$1.2
Interest cost	1.6	1.2
Expected return on plan assets	(1.3)	(1.1)
Recognized net actuarial loss	0.2	0.3
Prior service cost	(0.1)	(0.1)

Employers’ pension cost	$2.2	$1.5

b. Teva has made contributions of $ 8.7 million in the three months ended March 31, 2006 to its pension plans, and presently anticipates contributing an additional $ 25.3 million in 2006, for a total of $ 34.0 million.

NOTE 12 – Research and development:

	Three Months Ended March 31,
	U.S. $ in millions
	2006	2005
Research and development expenses:
Total expenses	$104.9	$90.8
Less - participations and grants	2.1	2.6

	$102.8	$88.2

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

NOTE 13 - Financial information by business segment:

a. Financial data relating to reportable operating segments:

	Pharmaceutical	API*	Other	Total
	U.S. $ in millions
Three months ended March 31, 2006:
Net sales:
To unaffiliated customers	$1,489.4	$149.0	$34.1	$1,672.5
Intersegment	**	219.4	**	219.4

Total net sales	$1,489.4	$368.4	$34.1	$1,891.9

Operating income (loss) ***	$(1,022.6)	$198.3	$(34.6)	$(858.9)

Assets (at end of period)****	$6,893.0	$1,057.4	$235.2	$8,185.6

Goodwill (at end of period)****	$7,097.3	$443.4	$207.8	$7,748.5

Depreciation and amortization	$67.1	$16.8	$0.7	$84.6

Three months ended March 31, 2005:
Net sales:
To unaffiliated customers	$1,181.7	$118.0	$5.2	$1,304.9
Intersegment	**	136.3	0.6	136.9

Total net sales	$1,181.7	$254.3	$5.8	$1,441.8

Operating income	$263.8	$101.1	$0.2	$365.1

*	Active Pharmaceutical Ingredients
**	Represents an amount of less then $ 0.1 million
***	Operating loss for the three months ended March 31, 2006 of the pharmaceutical segment, included an amount of $1,207.0 million acquisition of research and development in process and $2.8 million restructuring expenses. Acquisition of research and development in process allocated to other non-reportable segments amounted to $41.0 million.
****	As described in note 4, the Company has not finalized the allocation of the purchase price of the Ivax acquisition to the net assets acquired. Consequently, upon finalization of such allocations, intersegment reclassifications may be required.

b. Following is a reconciliation of operating income and assets of the reportable segments to the data included in the condensed consolidated financial statements:

	Three months ended March 31,
	U.S. $ in millions
	2006	2005
Total operating income (loss):
Reportable segments	$(824.3)	$364.9
Other	(34.6)	0.2
Amounts not allocated to segments:
Profits not yet realized	(71.9)	(16.5)
General and administration expenses	(13.2)	(17.1)
Other expenses	(1.8)	(0.6)
Financial expenses - net	(14.3)	(0.4)

Consolidated income (loss) before income taxes	$(960.1)	$330.5

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

March 31, 2006
U.S. $ in millions
Assets (at end of period):
Total assets of reportable segments	$7,950.4
Total goodwill of reportable segments	7,540.7
Other assets (including goodwill)	443.0
Elimination of inter segment items	(267.0)
Assets not allocated to segments:
Current assets	2,016.7
Investments and other assets	592.7
Property, plant and equipment, net	45.7
Debt issuance costs	40.4

Consolidated assets (at end of period)	$18,362.6

NOTE 14—Commitments and Contingencies:

General

From time to time, Teva and its subsidiaries are subject to claims (including product liability claims) arising in the ordinary course of their business. In addition, as described below, in large part as a result of patent challenge procedures under applicable law, Teva is frequently subject to patent litigation. Teva believes it has meritorious defenses to the actions to which it is a party and expects to pursue vigorously the defense of each of the ongoing actions described below. Based upon the status of these cases, the advice of counsel, management’s assessment of such cases and potential exposure involved relative to insurance coverage, except as otherwise noted below, no provision has been made in Teva’s financial statement for any of the matters described below. Teva believes that none of the proceedings described below will have a material adverse effect on its financial condition; however, if one or more of such proceedings were to result in judgments against Teva, such judgments could be material to its results of operations in a given period.

From time to time, Teva seeks to develop generic products for sale prior to patent expiration in various territories. In the United States, to obtain approval for most generic products prior to the expiration of the originator’s patent(s), Teva must challenge the patent(s) under the procedures set forth in the Hatch-Waxman Act of 1984, as amended by the Medicare Prescription Drug Improvement and Modernization Act of 2003. To the extent that it seeks to utilize such patent challenge procedures, Teva is and expects to be involved in patent litigation regarding the validity, enforceability or infringement of the originator’s patent(s). Additionally, Teva may be involved in patent litigation involving the extent to which alternate manufacturing process techniques may infringe originator or third party process patents. Additionally, depending upon a complex analysis of a variety of legal and commercial factors, Teva may, in certain circumstances, elect to market a generic product even though litigation is still pending. This could be before any court decision is rendered or while an appeal of a lower court decision is pending. To the extent Teva elects to proceed in this manner, it could face substantial liability for patent infringement if the final court decision is adverse to Teva. Although the underlying generic industry legislation is different in Europe, Canada and Israel, from time to time Teva is also involved in similar patent litigation regarding corresponding patents in these jurisdictions. Except as described below, Teva does not have a reasonable basis to estimate the loss, or range of loss, that is reasonably possible with respect to such patent infringement cases. However, if Teva were to be required to pay damages in any such case, courts would generally calculate the amount of any such damages based on a reasonable royalty or lost profits of the patentee. If damages were determined based on lost profits, the amount would be related to the sales of the branded product. In addition, the launch of an authorized generic and other generic competition may be relevant to the damages estimation.

Teva’s business inherently exposes it to potential product liability claims. Teva believes that it maintains product liability insurance coverage in amounts and with provisions that are reasonable and prudent in light of its business and related risks. However, Teva sells, and will continue to sell, pharmaceutical products that are not covered by insurance and accordingly may be subject to claims that are not covered by insurance as well as claims that exceed its policy limits. In addition, product liability coverage for pharmaceutical companies is becoming more expensive and increasingly difficult to obtain. As a result, Teva may not be able to obtain the type and amount of coverage it desires.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

In connection with third party agreements, Teva may under certain circumstances be required to indemnify, in unspecified amounts, the parties to such agreements against third party claims relating to: (i) intellectual property infringement or (ii) product liability. Except as set forth in this Note 14, as of March 31, 2006, Teva is not aware of any material pending claims for indemnification with respect to these types of actions.

Product Liability Matters

Teva is a manufacturer of Adipex-P brand phentermine hydrochloride, and its affiliate, IVAX was a distributor of a brand equivalent version of phentermine. Each of these entities have been sued in both class actions and individual lawsuits relating to the alleged negative health effect of phentermine and fenfluramine. While neither drug had been indicated or approved for combination use by the FDA, physicians sometimes prescribed the two together in a combination treatment for weight control known as “fen-phen.” Plaintiffs have filed lawsuits from August 1997 to the present in a variety of state and federal jurisdictions seeking monetary damages in unspecified amounts. The federal actions have been consolidated for pretrial purposes in the United States District Court for the Eastern District of Pennsylvania in a multidistrict litigation proceeding.

On April 5, 2001, a claim was filed against Teva in the Tel Aviv District Court with respect to the use of a pharmaceutical product known as “Chorigon Ampoules 5000 Units.” The plaintiffs claim that they were administered with allegedly defective ampoules of the product during the course of an in vitro fertilization treatment, resulting in the failure of the treatment and causing financial damages and mental anguish. The plaintiffs have filed a petition to certify the claim as a class action, which has not yet been decided.

Intellectual Property Proceedings

On September 14, 2001, Purdue Pharma L.P. (“Purdue”) filed an action in the United States District Court for the Southern District of New York, alleging that the filing of Teva’s ANDA for 80 mg oxycodone hydrochloride extended-release tablets, AB-rated to OxyContin®, infringed three patents owned by Purdue. Subsequently on April 3, 2003, Purdue sued Teva on its 10, 20 and 40 mg oxycodone products. On January 5, 2004, those three patents were held unenforceable due to inequitable conduct in a related case, Purdue Pharma L.P. v. Endo Pharmaceuticals Inc., pending before the same judge as in Teva’s case. On March 31, 2004, Teva commenced sales of its 80 mg oxycodone product and on December 6, 2005, Teva commenced sales of its 10, 20, and 40 mg oxycodone products. On February 1, 2006, the United States Court of Appeals for the Federal Circuit vacated the inequitable conduct finding and remanded the case to the District Court for further proceedings, including reconsideration of the inequitable conduct finding based on certain parameters. The 2003 annual sales of the 80 mg branded product in the U.S. were estimated to be approximately $707 million and the annual sales of the 10, 20, and 40 mg branded products prior to Endo’s launch in May 2005 was estimated to be approximately $1.3 billion. Were Purdue to be successful on its allegations of patent infringement, Teva could ultimately be required to pay damages related to the sales of its oxycodone hydrochloride extended-release tablets and be enjoined from selling this product.

In September 2002, Sicor launched an idarubicin hydrochloride injection product. On July 8, 2004, Pharmacia filed a complaint in the U.S. District Court for the District of Delaware against Sicor, alleging that its idarubicin hydrochloride injection product infringes a Pharmacia formulation patent. Trial is scheduled for November 20, 2006. Annual sales of the branded product in the U.S. prior to Sicor’s launch were estimated to be $40 million. Were Pharmacia ultimately to be successful on its allegation of patent infringement, Sicor could be required to pay damages and be enjoined from selling that product until the patent expires in August 2007.

In May 2003, Teva commenced sales of its 7.5 mg and 15 mg moexipril hydrochloride tablets, which are AB-rated to Schwarz Pharma’s Univasc® tablets. Teva had previously obtained summary judgment of non-infringement as to the one patent, but that decision was later vacated on appeal. Following the filing of Schwarz Pharma’s motion for a preliminary injunction, on September 12, 2004, Teva entered into an agreement with Schwarz whereby Teva agreed to suspend all manufacturing and selling of its moexipril hydrochloride tablets pending the outcome of litigation between the two companies in the District Court or a court order. On August 11, 2005, following a reversal and remand by the United States Court of Appeals for the Federal Circuit in the related patent dispute regarding Teva’s quinapril hydrochloride products, the United States District Court for the District of New Jersey vacated certain of its prior summary judgment rulings against Teva. No trial date has been scheduled. Were Schwarz Pharma ultimately to be successful on its allegation of patent infringement, Teva could be required to pay damages. The patent at issue expires in February 2007 and may be eligible for an additional 6-month pediatric exclusivity. An appropriate provision for this matter has been included in the accounts.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

In October 2004, Alpharma and Teva launched their 100 mg and 400 mg gabapentin capsule products and, in December 2004, Alpharma and Teva launched their 600 mg and 800 mg gabapentin tablet products. Gabapentin capsules and tablets are the AB-rated generic versions of Pfizer’s anticonvulsant Neurontin® capsules and tablets, which had annual sales of approximately $2.7 billion for the twelve months ended September 2004. Teva’s affiliate, IVAX also launched its non-AB rated tablets in Aug., 2004 and its AB-rated capsules and tablets in March and April, 2005, respectively. On August 23, 2005, the United States District Court for the District of New Jersey granted summary judgment in favor of Teva and Alpharma. Pfizer’s time to appeal has not expired. Were Pfizer ultimately to be successful on its allegation of patent infringement, Teva could be required to pay damages and be enjoined from selling that product. Pursuant to the terms of the agreement with Alpharma, were Pfizer to be successful on its allegation of patent infringement against Alpharma, Teva may also be required to pay damages related to a portion of the sales of Alpharma’s gabapentin products.

In September and November 2004, Teva commenced sales of Impax Laboratories’ 20 and 10 mg omeprazole delayed release capsules, respectively, which are AB-rated to AstraZeneca’s Prilosec® capsules. Prilosec® had sales for the 10 mg capsule of $30 million and 20 mg capsule sales of approximately $532 million, both for the twelve months ended June 2004. As provided for in a strategic alliance agreement between Impax and Teva, the parties agreed to certain risk-sharing arrangements relating to the omeprazole launch. Trial of AstraZeneca’s patent infringement litigation against Impax relating to its omeprazole capsules began on April 3, 2006. Trial against Teva with respect to the launch of omeprazole capsules is not yet scheduled. Were AstraZeneca ultimately to be successful on its allegation of patent infringement, Teva and Impax could be required to pay damages related to a portion of the sales of Impax’s omeprazole capsules and be enjoined from selling that product.

Teva commenced sales of its 250 mg and 500 mg clarithromycin tablets, which are AB-rated to Abbott Laboratories’ Biaxin® tablets. Biaxin® had sales of about $200 million for the twelve months ended March 2005. Teva was involved in litigation in the United States District Court for the Northern District of Illinois, in which Abbott has asserted that Teva’s clarithromycin product infringes Abbott’s patents. On April 6, 2006, the case was dismissed with prejudice pursuant to a settlement between the parties.

In September 2005, pursuant to an agreement with Barr Pharmaceuticals, Inc., Teva launched its fexofenadine hydrochloride 30 mg, 60 mg and 180 mg tablet products, which are AB-rated to Aventis Pharmaceuticals’ Allegra® tablets. Allegra® tablets had annual sales of approximately $1.4 billion, based on IMS data for the twelve months ended June 2005. Aventis has brought patent infringement actions against Teva and its API supplier in the United States District Court for the District of New Jersey. There are three formulation patents, three use patents, and two API patents at issue in the litigation and Teva has obtained summary judgment as to each of the formulation patents. On January 27, 2006, the Court denied Aventis’ motion for a preliminary injunction against Teva and its API supplier on the three use patents, finding those patents likely to be invalid, and one of the API patents, finding that patent likely to be not infringed. Aventis is appealing the denial of the preliminary injunction. A trial has not been scheduled. Aventis has also brought patent infringement litigation against Teva in Tel Aviv. Were Aventis ultimately to be successful on its allegation of patent infringement, Teva and Barr could be required to pay damages related to a portion of the sales of Teva’s fexofenadine tablets and be enjoined from selling those products.

In November 2005, Teva launched its azithromycin monohydrate 250 mg, 500 mg and 600 mg tablet products that are the AB-rated version of Pfizer Inc.’s Zithromax® tablets. Zithromax tablets had annual sales of approximately $1.6 billion, based on IMS data for the month ended September 2005. Teva and Pfizer have been involved in patent litigation in the United States District Court for the Southern District of New York regarding Pfizer’s azithromycin dihydrate patent. On February 9, 2006, Pfizer granted Teva a covenant not to sue with respect to the azithromycin dihydrate patent. Pfizer had previously granted Teva a covenant not to sue with respect to a food effect patent that was also the subject of litigation in the same Court. On February 8, 2006, Pfizer filed a complaint against Teva in the US District Court for the District of Delaware, alleging infringement of Pfizer’s azithromycin sesquihydrate polymorph patent. Also, on February 8, 2006, Pfizer filed a Citizens Petition with the FDA, requesting that the FDA revoke Teva’s approval for this product on the basis that Teva’s labeling failed to disclose the alleged presence of the sesquihydrate. Were Pfizer ultimately to be successful on its allegations, Teva could be required to pay damages and be enjoined from selling its azithromycin products.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Commercial Matters

On April 21, 2004, Rhodes Technologies and Napp Technologies (“Rhodes/Napp”) filed a complaint in Massachusetts Superior Court, seeking an equal share of the value to Teva of the settlement of certain claims between GlaxoSmithKline and Teva relating to Teva’s nabumetone products. The allegations are based upon the termination of a nabumetone API supply agreement between Teva and Rhodes/Napp. Teva originally assessed the value of the product rights received in connection with the settlement at $100 million and subsequently revised the value to $70 million based on certain impairment factors not related to this action.

Environmental Matters

In May 2004, the Israeli Ministry of the Environment imposed additional conditions on business licenses of certain manufacturing plants operated in Ramat Hovav, Israel, including Teva’s API plant. These additional conditions, some of which were effective immediately and some of which will take effect commencing June 2006, deal primarily with the treatment and quality of waste discharged. Teva and other companies that operate chemical and pharmaceutical plants in Ramat Hovav have appealed to the relevant court against the imposition of such additional conditions. On March 3, 2005, the parties agreed to transfer the matter to mediation which is still ongoing as of May 2006. In the event that the mediation process does not succeed and such additional conditions are not revoked by the court, Teva may have to incur additional costs or capital expenditures in order to comply with the additional conditions and/or find alternative production sites or third-party sources for certain API chemicals produced at the plant.

Competition, Pricing and Regulatory Matters

In April 2006, Teva was sued, along with Cephalon, Inc., Barr Laboratories, Inc., Mylan Laboratories, Inc., Ranbaxy Laboratories Ltd. and Ranbaxy Pharmaceuticals, Inc. in a class action lawsuit recently filed in the District Court for the Eastern District of Pennsylvania. The case alleges generally that the settlement agreements entered into between the different generic pharmaceutical companies and Cephalon, in their respective patent infringement cases involving finished modafinil products, were unlawful because the settlement agreements resulted in the exclusion of generic competition. The case seeks unspecified monetary damages, attorneys’ fees and costs. The case was brought by King Drug Company of Florence, Inc. on behalf of itself and as a class action on behalf of any other person or entity who purchased Provigil directly from Cephalon from January 2006 until the alleged unlawful conduct ceases.

Teva USA is a defendant, along with Biovail Corp. and Elan Corporation, plc, in several civil actions currently pending in the federal district court in the District of Columbia. The cases allege generally that arrangements between Biovail and Elan relating to sales of nifedipine cc extended release tablets, in connection with which Teva USA acted as a distributor for Biovail, were unlawful under the federal antitrust laws. The challenged arrangements were previously the subject of a consent decree entered into by the U.S. Federal Trade Commission with Biovail and Elan, to which Teva USA was not a party. The cases seek unspecified monetary damages, attorneys’ fees and costs. Four of the cases were brought on behalf of alleged classes of persons who allegedly purchased nifedipine cc extended release tablets made by Elan or Biovail in the United States directly from Teva USA; two of the cases were brought individually by alleged direct purchasers. Teva and Teva USA are also defendants, along with Biovail and Elan, in a case pending in state court in San Joaquin County, California that was brought on behalf of an alleged class of persons that indirectly purchased nifedipine cc extended release tablets made by Elan or Biovail and sold in the United States by Teva USA.

On February 25, 2003, two motions requesting permission to institute a class action were filed on behalf of all Quebec citizens in the Superior Court for the Province of Quebec against all major Canadian generic drug manufacturers, including Novopharm. The claimants seek damages based on alleged marketing practices of generic drug manufacturers in the Province of Quebec. On January 17, 2006, the Court denied the motions to authorize the class and dismissed the matters. The claimants have filed an appeal.

Sicor is a defendant in several putative private class action complaints on behalf of Medicare and Medicaid patients nationwide who received oncology drugs as well as several actions filed by state attorneys general and one by the federal government alleging that the respective patients and the state and federal health care programs paid fraudulently inflated Average Wholesale Prices for their medicines. The litigation has been largely consolidated in federal court in Boston. Sicor is one of many defendants in each of these cases including many of the largest generic and brand name drug manufacturers alleging the same claims of fraud. In early 2004, the court dismissed all but one count in the complaint and discovery ensued for all parties. Sicor continues to pursue its defenses vigorously. Teva USA and Ivax have also been named in several related matters, several of which are in the discovery phase. An appropriate provision for certain of these matters has been included in the accounts.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis contains forward-looking statements which express the beliefs and expectations of management. Such statements are based on management’s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to our ability to rapidly integrate Ivax Corporation’s operations and achieve expected synergies, our ability to successfully develop and commercialize additional pharmaceutical products, the introduction of competing generic products, the impact of competition from brand-name companies that sell or license their own brand products under generic trade dress and at generic prices (so-called “authorized generics”) or seek to delay the introduction of generic products, the impact of consolidation of our distributors and customers, regulatory changes that may prevent us from exploiting exclusivity periods, potential liability for sales of generic products prior to a final resolution of outstanding litigation, including that relating to the generic versions of Allegra®, Neurontin®, Oxycontin® and Zithromax®, the effects of competition on Copaxone® sales, including as a result of the expected reintroduction of Tysabri® into the market, the impact of pharmaceutical industry regulation and pending legislation that could affect the pharmaceutical industry, the difficulty of predicting U.S. Food and Drug Administration (“FDA”), European Medicines Agency and other regulatory authority approvals, the regulatory environment and changes in the health policies and structures of various countries, our ability to successfully identify, consummate and integrate acquisitions, our potential exposure to product liability claims, our dependence on patent and other protections for innovative products, the fact that we have significant operations worldwide that may be adversely affected by terrorism or major hostilities, environmental risks, fluctuations in currency exchange and interest rates, operating results and other factors that are discussed in this report and in our other filings made with the U.S. Securities and Exchange Commission (“SEC”).

Forward-looking statements speak only as of the date on which they are made, and we undertake no obligation to publicly update any forward-looking statements or other information contained in this report, whether as a result of new information, future events or otherwise. You are advised, however, to consult any additional disclosures we make in our reports to the SEC on Form 6-K. Also note that we provide a cautionary discussion of risks and uncertainties under “Risk Factors” on page 6 of our Annual Report on Form 20-F for the year ended December 31, 2005. These are factors that we think could cause our actual results to differ materially from expected results. Other factors besides those listed could also adversely affect us. This discussion is provided as permitted by the Private Securities Litigation Reform Act of 1995.

Results of Operations

Comparison of Three Months Ended March 31, 2006 to

Three Months Ended March 31, 2005

Preliminary Note

The quarter ended March 31, 2006 was the first quarter in which the results of Ivax Corporation were consolidated. The acquisition of Ivax closed on January 26, 2006, and Ivax’s results were consolidated with Teva’s results commencing February 1, 2006. Given that Ivax has pharmaceutical operations in the U.S., in Western Europe, in Central and Eastern Europe and in Latin America, as well as an animal health business, the consolidation of Ivax increased sales in various Teva operations. Ivax’s sales contributed approximately $329 million to Teva’s total sales during the first quarter of 2006. In late 2005 and due to the prospective acquisition, Ivax’s sales were affected by the loss of distribution rights for several large volume authorized generics products. As anticipated, this fact, combined with the relatively small loss in net sales of products that Teva and Ivax divested as a requirement of the acquisition, amounted to an annual run rate of sales exceeding $200 million.

In addition, in connection with the Ivax acquisition, Teva recorded charges aggregating $1.31 billion (before taxes) and $1.29 billion after taxes for the quarter. These items consisted of:

•	$1,248 million of a preliminary estimate of an in-process R&D write off in connection with the Ivax acquisition;

•	$64 million (pre tax, $45 million after tax) in a step up of Ivax’s inventory at its acquisition date. This step up of inventory represents approximately two-thirds of the total step up created in connection with the acquisition of Ivax. The balance of $32 million will be fully absorbed in the second quarter of 2006; and

•	$3 million of restructuring expenses in connection with the Ivax acquisition but relating to Teva’s operations. Additional restructuring charges are expected during the following quarters.

The in-process R&D relates to 47 products having a range of values between $1 million and $194 million, with an average value of approximately $27 million per product, and includes three products each with a value above 10% of the total value. As a result of these charges, Teva reported a loss for the quarter of $1,009 million. Excluding these charges, Teva’s adjusted net income would have been $286 million.

Teva believes that excluding these charges related to the Ivax acquisition from the first quarter results represents a better indicator of the underlying trends in the Company’s operations. The results after these exclusions are the primary results used by management and Teva’s board of directors to evaluate the operational performance of the Company, to compare against the Company’s work plans and budgets, and ultimately to evaluate the performance of management. Accordingly, unless otherwise indicated, the analysis that follows speaks to the adjusted numbers, i.e., those before taking into account these charges. For a detailed reconciliation of net income and EPS in accordance with U.S. GAAP to the adjusted numbers, see the table on page 25 entitled “Reconciliation between Reported Income (Loss) and Earnings (Loss) per Share to Adjusted Income and Earnings per Share.”

In connection with the acquisition of Ivax, Teva, with the assistance of an independent appraiser, preliminarily estimated the value of acquired product rights at approximately $1.4 billion, which is expected to be amortized mainly over 17 years. For the two-month period included in the first quarter of 2006, amortization expense amounted to $15 million and was included in cost of goods. Commencing in the second quarter of 2006, the full quarterly amortization level will be approximately $23-$25 million.

General

Teva’s net sales for the first quarter of 2006 reached $1.7 billion and grew by 28% over the comparable quarter of 2005. Adjusted net income for the first quarter of 2006 reached $286 million, an increase of 10% compared with $259 million in the comparable quarter of 2005.

The main factors affecting the quarter were:

•	The inclusion of Ivax’s results for the first time, commencing February 1, 2006.

•	U.S. generic sales (before taking Ivax sales into account), reflecting the following conflicting trends:

•	The sale of new products launched towards the end of 2005 in the U.S., such as azithromycin and fexofenadine, in addition to 21 other products that were not sold in the comparable quarter of 2005. The remaining launches constituted only small products, which did not contribute significantly to the quarter.

•	U.S. generic sales faced stronger competition most notably with regard to three of the top ten products of the comparable quarter: gabapentin, oxycodone and propofol, as to each of which Teva did not face significant competition during the first quarter of 2005.

•	Price erosion which negatively impacted the U.S. generics base business.

•	The increase in European generic sales in local currency terms and to a lesser extent in dollar terms due to the devaluation of European currencies, in a period when there were no significant new launches in Europe.

•	Global in-market sales of Copaxone® grew by 29% over the comparable quarter of 2005, positioning Copaxone® as the second largest MS therapy, in dollar terms, in the global MS market.

•	Non-U.S. currencies, principally those in Europe, devalued quarter over quarter relative to the U.S. Dollar, which decreased net sales in U.S. Dollar terms by approximately $40 million (without taking Ivax sales into account).

•	Adjusted Gross Profit Margin reached 47.1%, adjusted Operating Income Margin was 22.0% and adjusted Net Income Margin was 17.1%, with adjusted Gross Profit Margin being higher than the first quarter of 2005 and adjusted Operating and Net Income Margins lower than the comparable quarter of 2005, reflecting Ivax’s slightly lower margins this quarter.

•	An effective tax rate of 19% of adjusted pre-tax income compared with 21.5% for the comparable quarter of 2005 and 18% for the whole of 2005. The higher tax rate this quarter, as compared to the whole of 2005, reflects both a different mix of income sources and the inclusion of Ivax with its higher tax rate.

The following tables set forth certain financial data presented as a percentage of net sales and the percentage change, for the periods indicated.

	Percentage of Net Sales Three Months Ended March 31		Period to Period Percentage Change
	2006	2005
Actual (U.S. GAAP) Results
Net Sales	100.0%	100.0%	28.2%
Gross Profit	43.3%	46.3%	19.8%
Research and Development Expenses:
Total Expenses	6.3%	7.0%	15.5%
Less Participations & Grants	(0.1)%	(0.2)%	(18.9)%
R&D Expenses — net	6.2%	6.8%	16.6%
Selling, General and Administrative Expenses	18.9%	14.1%	71.0%
Operating Income (Loss)	(56.5)%	25.4%	N/A
Financial Expenses — net	0.9%	*	35.8%
Income (Loss) Before Income Taxes	(57.4)%	25.3%	N/A
Net Income (Loss)	(60.3)%	19.9%	N/A

*	Represents a percentage of less than 0.1%.

Adjusted Results*
Gross Profit	47.1%	46.3%	30.4%
Operating Income	22.0%	25.4%	11.4%
Income Before Income Taxes	21.2%	25.3%	7.2%
Net Income	17.1%	19.9%	10.4%

*	For a detailed reconciliation of net income and EPS in accordance with U.S. GAAP to the adjusted numbers, see the table on page 25 entitled “Reconciliation between Reported Income (Loss) and Earnings (Loss) per Share to Adjusted Income and Earnings per Share.”

Sales – General

Consolidated sales for the three months ended March 31, 2006 were $1,672 million, an increase of 28% over the comparable quarter of 2005. The inclusion of two months of Ivax’s sales contributed approximately $329 million. In addition, sales of new products that were not sold in the comparable quarter of 2005, primarily azithromycin and fexofenadine, and increased Copaxone® sales were the major contributors to sales growth this quarter over the comparable quarter of 2005. Currency movements had the impact of reducing sales, in U.S. Dollar terms, by approximately $40 million (without taking Ivax sales into account). Net of the contribution of Ivax’s sales and the negative currency impact, Teva’s organic growth would have amounted to $78 million, which reflects growth of 6% over the comparable quarter of 2005.

Sales By Geographical Areas

	U.S. Dollars In Millions First Quarter,		% Change	2006 % of Total
	2006*	2005
North America	958.5	788.6	21.5%	57.3%
Europe**	429.1	367.4	16.8%	25.7%
International***	284.9	148.9	91.3%	17.0%

Total	1,672.5	1,304.9	28.2%	100.0%

*	Includes Ivax sales since February 1, 2006.
**	Includes Western Europe and Hungary.
***	Includes primarily Latin America, certain Central and Eastern European countries and Israel.

Sales By Business Segments

	U.S. Dollars In Millions First Quarter,		% Change	2006 % of Total
	2006*	2005
Pharmaceuticals	1,489.4	1,181.7	26.0%	89.1%
A.P.I. **	149.0	118.0	26.3%	8.9%
Other	34.1	5.2	555.8%	2.0%

Total	1,672.5	1,304.9	28.2%	100.0%

*	Includes Ivax sales since February 1, 2006.
**	Third party sales only.

Pharmaceutical Sales

Teva’s consolidated pharmaceutical sales during the three months ended March 31, 2006 were $1,489 million, comprising approximately 89% of Teva’s total revenue and representing an increase of 26% over the first quarter of 2005. The following table shows the geographic breakdown of these sales:

Pharmaceutical Sales

	U.S. Dollars In Millions First Quarter,		% Change	2006 % of Total
	2006*	2005
North America	850.7	729.9	16.6%	57.1%
Europe**	380.5	326.3	16.6%	25.6%
International ***	258.2	125.5	105.7%	17.3%

Total	1,489.4	1,181.7	26.0%	100.0%

*	Includes Ivax sales since February 1, 2006.
**	Includes Western Europe and Hungary.
***	Includes primarily Latin America, certain Central and Eastern European countries and Israel.

North America

Pharmaceutical sales in North America for the three months ended March 31, 2006 reached $851 million, an increase of 17% over the comparable quarter of 2005. This increase was primarily attributable to the first time inclusion of Ivax’s sales, the sale of new products launched towards the end of 2005, such as azithromycin and fexofenadine, increased sales of Copaxone® and increased sales in the Canadian market. On the other hand, pharmaceutical sales in North America were adversely affected by U.S. competition, most notably with regard to three of the top ten products of the comparable quarter of 2005: gabapentin, oxycodone and propofol, as to each of which Teva faced less significant competition during the first quarter of 2005, as well as general price erosion which negatively impacted the U.S. generics base business.

During the quarter, Teva (not including Ivax) sold 23 generic products that were not sold in the comparable quarter. These products included: zidovudine, leflunomide, fexofenadine, mirtazapine, paroxetine, clarithromycin, lamotrigene, clozapine, metformin ER 750mg, fluconazole, methylprednisolone SDV, amoxicillin/clavulanate, tramadol/acetaminophen, desmopressin acetate, cefprozil suspension, cefprozil tablets, oxycodone 10, 20 & 40mg, ribavirin, octreotide MDV, azithromycin, octreotide SDV, glipizide/metformin and glimepiride.

The following is a listing of the ANDA approvals Teva received from the U.S. FDA during the first quarter of 2006 and through May 8, 2006:

Generic Product Name	Approval Date	Innovator Product Brand Name
Polyethylene Glycol	5/06	Miralax®
Ceftriaxone	5/06	Rocephin®
Pravastatin 10, 20 &40 mg	4/06	Pravachol®
Mitoxantrone HCI	4/06	Novantrone®
Citalopram Hydrobromide	3/06	Celexa®
Deferoxamine Mesylate	3/06	Desferal®
Desmopressin Acetate	1/06	DDAVP®
Cefadroxil	1/06	Duricef®
Fluoxetine*	4/06	Sarafem ®
Pantoprazole*	4/06	Protonix®
Ondansetron SDV*	3/06	Zofran®
Ondansetron MDV*	3/06	Zofran®
Ondansetron*	3/06	Zofran®
Ondansetron*	3/06	Zofran®
Topiramate, 50 mg*	3/06	Topamax®
Pioglitzaone*	2/06	Actos®
Adenosine*	2/06	Adenoscan®
Rabeprazole*	2/06	Aciphex®
Divalproex*	1/06	Depakote®
Paroxetine*	1/06	Paxil®

*	Tentative approvals.

As of May 1, 2006, Teva had 151 product applications awaiting final FDA approval, including Ivax applications. Collectively, the brand products covered by these 151 applications have annual U.S. sales of approximately $92 billion. Teva believes it is the first to file on 52 of these applications relating to products whose annual U.S. branded sales are over $39 billion.

As was the case in much of 2005, the first quarter of 2006 did not include any significant generic product launches. Teva expects that its industry-leading ANDA pipeline (including Ivax products) will present significantly greater opportunities in the remainder of 2006 for generic product launches in the U.S. market.

Following a series of legal and regulatory challenges, on April 26, 2006 Teva successfully launched its generic version of Pravachol® (10, 20 and 40 mg) with 180-day marketing exclusivity under the Hatch-Waxman Act. A lawsuit brought by Apotex Corp. in the U.S. District Court for the District of Columbia challenging Teva’s exclusivity is still pending, although Apotex’s request for a preliminary injunction in that matter was denied and is currently on appeal.

On May 1, 2006, the U.S. District Court for the District of Columbia rejected as unlawful the FDA’s denial of Ivax’s citizen petition requesting that Ivax’s 180-day Hatch-Waxman statutory exclusivity on its generic version of Zocor® (10, 20 and 40 mg) be reinstated. Ivax’s citizen petition followed the delisting by Merck of two Orange Book patents to which Ivax believes it was first to certify a Paragraph IV challenge. The FDA’s time to appeal the decision has not expired. The basic compound patent on Zocor® expires on June 23, 2006.

In Canada, Teva benefited from higher generic sales compared to the comparable period resulting from product launches that were not present in the comparable quarter of 2005 and favorable currency trends.

Europe

Teva’s pharmaceutical sales in Europe were $381 million in the quarter ended March 31, 2006, an increase of approximately 17% over the first quarter of 2005 and in local currency terms sales increased approximately 27%. These increases were attributable to the inclusion of Ivax sales (for two months), higher generic sales and increased Copaxone® sales. The gap between sales growth in U.S. Dollar terms and local currency terms reflects the devaluation (on a quarterly average base comparison) of the European currencies against the U.S. Dollar: the Euro by 8%; the Hungarian Forint by 12% and the GBP by 7%. The growth in sales, compared to the first quarter of 2005, was achieved despite fewer product launches as well as some price erosion in the U.K. and list price reduction in Italy.

International

Teva’s International sales in this quarter benefited from the expansion of the region to include territories gained through the Ivax acquisition, including certain countries in Latin America and Central and Eastern Europe. Israeli pharmaceutical sales, which accounted for approximately 30% of International sales this quarter, totaled $78 million, an increase of 3% compared to the first quarter of 2005. The devaluation (on a quarterly average base comparison) of the New Israeli Shekel (NIS) relative to the U.S. dollar was 7% and had a negative effect when translated into U.S. dollars. Accordingly, Israeli pharmaceutical sales in NIS terms were 10% higher compared to the first quarter of 2005.

Innovative Products

During the first quarter of 2006, global in-market sales of Copaxone®, Teva’s leading drug, totaled $329 million, an increase of 29% over the comparable quarter of 2005, positioning Copaxone® as the second largest MS therapy worldwide in dollar terms. This growth was driven by increased sales both in Europe and in the United States. The United States accounted for 67% of global Copaxone® sales in the first quarter of 2006, compared with 64% in the comparable quarter of 2005. U.S. in-market sales increased 36% to $221 million, and non-U.S. in-market sales increased 17% to $108 million. The global in-market sales increase represents the highest rate of growth for any product in the global MS market. According to IMS data, Copaxone® maintained its leading position in the U.S. with a 33.9% market share in terms of total prescriptions and a 34.9% share in terms of new prescriptions in March 2006. Higher Copaxone® sales accounted for 47% of the global MS market sales increase and 65% of the U.S. sales increase compared annually. In comparison to the first quarter of 2005, U.S. sales also benefited this quarter from two price increases during 2005 and early 2006.

Data from a 10-year long-term study showed that 92 percent of relapsing-remitting multiple sclerosis (RRMS) patients in the study who remained on Copaxone® were still walking without assistance despite an average disease duration of more than 15 years. These results were recently published in the June 2006 issue of the journal Multiple Sclerosis.

During the first quarter, Azilect®, Teva’s second innovative drug, for the treatment of Parkinson’s disease was introduced in Estonia and the Slovak Republic, raising to ten the number of EU countries in which the product is now available. During the quarter, sales of Azilect® progressed in line with expectations and the process for inclusion of Azilect® in the list of reimbursed products is ongoing in several of these launched markets as well as in additional ones. In the U.S., we continue to be engaged in a productive dialogue with the FDA, and are hopeful for a launch of the product in 2006.

As a result of the Ivax acquisition, Teva now has a global line of respiratory and nasal products, which include multiple delivery systems: meter dose inhalers, dry powder inhalers, nebules and nasals. In addition, Teva now owns several patented delivery systems, including Easi-Breathe ®, Spiromax™/Airma™ and Steri-Neb™. In the U.S., Albuterol Sulfate HFA Inhalation Aerosol is being re-branded as ProAir™ HFA (albuterol sulfate) Inhalation Aerosol, which we expect to be completed by mid-2006, and the Company is seeking approval for ProAir™ HFA (albuterol sulfate) Breath Actuated Inhalation Aerosol (BAI), based on the Easi-Breathe® technology.

Sales of Active Pharmaceutical Ingredients (API)

API sales to third parties reached $149 million, 26% higher than in the first quarter of 2005, and also included some contribution from Ivax’s sales to third parties. Total API sales, including internal sales to Teva’s pharmaceutical businesses, reached $368 million, an increase of 45% over the first quarter of 2005. The substantial increase in internal sales reflects sales to Teva’s pharmaceutical business in anticipation of major product launches during the second and third quarters of 2006. Teva’s API division presently offers approximately 250 products.

Gross Profit

Adjusted gross profit margin, excluding the inventory step-up in connection with the Ivax acquisition that increased such quarter’s cost of goods, was 47.1% in the first quarter of 2006 compared with a gross profit margin of 46.3% for the first quarter of 2005. Gross profit margin this quarter reflects a slightly higher than normal gross margin level at Teva and a slightly lower margin than the norm reached by Ivax and included the amortization of the acquired Ivax product rights since February 1, 2006. Gross profit margin varies from quarter to quarter due to changes in the product and geographic mix, including varying sales volumes under certain cooperation agreements. The principal factor contributing to the higher Teva gross margin was the higher proportion of sales of products with higher gross margins such as Copaxone® sales, azitromycin and fexofenadine. Sales of fexofenadine, which was launched with Barr Pharmaceuticals, Inc., have higher gross margins, since the profit split with Barr is recorded under SG&A. We continue to expect gross profit margins within the range we have indicated in the past of 45-48%.

Research and Development (R&D) Expenses

Gross R&D spending for the quarter grew by 16% over the comparable quarter of 2005 and reached $105 million, reflecting the inclusion of Ivax’s R&D activities, which slightly changed the relative proportion of Teva’s R&D expenses from generic to innovative projects, as well as an increase in Teva’s innovative R&D expenditures. Net R&D (after third party participations) grew 17% and reached $103 million (6.1% of net sales).

Selling, General and Administrative (SG&A) Expenses

SG&A expenses, which represented 18.9% of net sales, amounted to $316 million in the first quarter of 2006, as compared to 14.1% of net sales and $185 million in the first quarter of 2005. This higher level primarily reflects the inclusion of Ivax with its higher SG&A expense level of 23%-25% of sales, mainly due to its sales of branded products and its operations in branded generic markets, as well as Teva’s innovative business which also generated higher selling and marketing costs supporting the growing Copaxone® sales and the gradual introduction of Azilect® in non U.S. markets. It also reflects the profit sharing agreement with Barr with respect to fexofenadine sales and the expensing of employees stock options for the first time as a result of the adoption of Statement of Financial Accounting Standards No. 123 (revised 2004), Shared-Based Payment (FAS 123R) as of January 1, 2006. Net of these factors, the SG&A rate of historical Teva was still higher than the average of 2005. Management considers this as an investment in creating a platform for the future growth of Teva, including expenses related to penetration into new markets. The gradual realization of synergies in connection with the Ivax acquisition should reduce over time the weight of the SG&A line item.

Financial Expenses

Financial expenses amounted to $14 million compared to practically no expenses during the comparable quarter of 2005, representing primarily the cost of financing the acquisition of Ivax for two months, and the absence of interest in the last two months of the quarter on the cash balances utilized in the acquisition, net of income from hedging activities as well as interest earned on Teva’s cash and other liquid assets balances. The normalized quarterly interest paid on Teva’s current $4.6 billion of long term debt amounts to $35 million, which is partially offset by the yield generated from Teva’s cash and other liquid assets balances of approximately $1.5 billion. In addition, financial expenses in future quarters are also expected to include income or expenses, as the case may be, derived from our hedging activities.

Tax Rate

The tax rate provided for the first quarter of 19% of pre-tax adjusted income represents our estimate of the annual rate of tax for 2006 compared with a rate of 18% for the whole of 2005. This reflects both a different mix of income sources and the inclusion of Ivax with its higher tax rate. Going forward, we expect the tax rate to fluctuate around this level, reflecting movements in product and geographical mix.

Net Income

Adjusted (i.e., before the charges in connection with the Ivax acquisition) net income for the quarter ended March 31, 2006 totaled $286 million, an increase over the comparable quarter of 2005 of 10%. Adjusted earning per share, fully diluted, reached $0.37, compared with $0.38 for the first quarter of 2005. Adjusted earning per share this quarter included an add back to net income of $5 million related to Teva’s convertible debentures. In a full quarter, the add back related to Teva’s convertible debentures is expected to be approximately $7 million. Adjusted net income as a percentage of sales was 17.1% in the first quarter of 2006, as compared to 19.9% in the comparable quarter of 2005.

After the charges in connection with the Ivax acquisition, Teva recorded a loss of $1,009 million, or a loss per share of $1.40.

The divergence between adjusted net income growth rate of 10% and the slight decline in adjusted earnings per share reflects mainly the shares issued in connection with the Ivax acquisition and the shares that could be issued upon conversion of the $1.4 billion of newly issued convertible debentures.

In accordance with U.S. GAAP, Teva began implementing FAS 123R in the first quarter of 2006. The reported $1.40 diluted loss per share included a $0.02 per share expense related to the effect of expensing stock options in accordance with FAS 123R and the adjusted fully diluted earnings per ADR (which was based on a higher share count) included only $0.01 per share of such expense.

For the purpose of financing the cash portion of the Ivax acquisition, Teva used approximately $1.7 billion of its own cash together with short-term borrowings under bridge financing facilities. These bridge loans were then replaced within several days with the proceeds of publicly issued debt securities, comprised of a mixture of convertible senior debentures and long-term straight debt instruments, as follows:

•	$818 million of 1.75% convertible senior debentures due 2026;

•	$575 million of 0.25% convertible senior debentures due 2026;

•	$500 million of 5.55% senior notes due 2016; and

•	$1,000 million of 6.15% senior notes due 2036.

For the first quarter of 2006, the share count for the adjusted fully diluted earnings per ADR calculation was 788 million shares. For earnings per ADR calculations in accordance with U.S. GAAP, 722 million shares were taken into account, as Teva reported a loss this quarter and accordingly did not include the dilutive effect of its convertible debentures and options. For purposes of calculating Teva’s market capitalization at March 31, 2006, Teva uses approximately 762 million shares, which represent ordinary shares outstanding on such date, less shares held by subsidiaries, plus shares issuable pursuant to the exchangeable shares issued in connection with the acquisition of Novopharm Ltd.

Reconciliation between Reported Income (Loss) and Earnings (Loss) per Share to Adjusted Income and Earnings per Share

	U.S. Dollars in Millions (except per share amounts)
	Three Months Ended March 31
	2006	2005
Reported Net Income (Loss)	(1,008.7)	259.1
Purchase accounting adjustment:
Acquired In-process R& D	1,248.0
Inventory step-up	63.6
Restructuring expenses	2.8
Tax applicable	(19.6)

Adjusted Net Income	286.1	259.1

Reported Diluted Earnings (Loss) per ADR	(1.40)	0.38
Adjusted Diluted Earnings per ADR	0.37	0.38

Critical Accounting Policies

The preparation of Teva’s consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions in certain circumstances that affect the amounts reported in the accompanying consolidated financial statements and related footnotes. Actual results may differ from these estimates. To facilitate the understanding of Teva’s business activities, certain Teva accounting policies that are more important to the portrayal of its financial condition and results of operations and that require management’s subjective judgments are described in Teva’s Annual Report on Form 20-F for the year ended December 31, 2005. Teva bases its judgments on its experience and various assumptions that it believes to be reasonable under the circumstances. The more important estimates that Teva makes on an ongoing basis include those related to revenue recognition and sales reserves and allowances, income taxes, contingencies, inventories and valuation and impairment of goodwill and other intangible assets. Please refer to Note 1 to Teva’s consolidated financial statements included in Teva’s Annual Report on Form 20-F for the year ended December 31, 2005 for a summary of all of Teva’s significant accounting policies.

Impact of Currency Fluctuations and Inflation

Because Teva’s results are reported in U.S. Dollars, changes in the rate of exchange between the U.S. Dollar and local currencies – mainly the Euro, New Israeli Shekel (NIS), Canadian Dollar, Pound Sterling and Hungarian Forint – affect Teva’s results. During the first quarter of 2006, the Euro was 8% lower against the U.S. Dollar relative to the comparable quarter last year (average compared with average). The Hungarian Forint devalued by approximately 12%, and the Pound Sterling by approximately 7%. In addition, the Canadian Dollar revalued by 7% versus the U.S. Dollar. While the U.S. Dollar value of sales in Europe were negatively impacted by the devalued Euro, the impact on net income was mitigated by the fact that costs in Europe decreased correspondingly in dollar terms as well as the costs of European raw materials purchased by Teva’s non-European businesses.

In Israel, the dollar value of local sales decreased by the devaluation of the NIS, by 7% between the comparable quarters. However, as Teva’s Israeli production was both for local and foreign markets, its NIS-denominated expenses exceeded its NIS-denominated income. As a result, the net impact of the NIS devaluation on Teva’s bottom line was slightly positive.

Exchange rate movements decreased Teva sales by approximately $40 million (without taking Ivax sales into account) during the first quarter of 2006 as compared to the comparative quarter of 2005, with no material effect on net income.

The Ivax acquisition increased sales in various currencies, including sales in Latin American and Central and Eastern European currencies. Due to potential instability in certain countries of these regions, Teva is reviewing measures to minimize the currency as well as other exposures arising from doing business in these countries.

Liquidity and Capital Resources

Teva’s asset and liability structure as of March 31, 2006 changed significantly as a result of the Ivax acquisition. Total assets increased by $8 billion from December 31, 2005, reaching $18.4 billion. Goodwill increased from December 31, 2005 by $5.3 billion, intangible assets by $1.4 billion and property, plant and equipment by $0.7 billion, all of which represent the Ivax acquired assets. Working capital was $1.1 billion lower than December 31, 2005, reflecting mainly the reduction in cash used in connection with the Ivax acquisition. Cash provided by operating activities during the first quarter of 2006 amounted to $288 million.

Inventories increased during the quarter by $575 million, mainly due to the addition of Ivax inventories, as well as the build up of inventories in anticipation of major product launches commencing in the second quarter of 2006. Trade receivables increased by $387 million, due mainly to the inclusion of Ivax trade receivables. The ratio of days sales in inventory was lower compared to December 2005 (134 compared with 142 days in December). Days Sales Outstanding (receivables) decreased from 62 days in December 2005 to 60 days in March 2006.

Days Sales Outstanding have been calculated after netting out the Sales Reserves and Allowances (“SR&A”) from the receivables. Although Teva records receivables on a gross basis, and records substantially all of the SR&A as a liability under accounts payable and accruals, in order to facilitate a more meaningful comparison with some of its peers, who record receivables net of these reserves, Teva has used the net figure for the calculation.

SR&A increased during the first quarter of 2006 from $733 million at year end to $979 million at March 31, 2006. This increase was almost entirely due to the first time inclusion of Ivax.

Investment in property, plant and equipment in the first quarter of 2006 amounted to $72 million, compared to $77 million in the comparable quarter last year. Depreciation and amortization amounted to $87 million in the first quarter of 2006, as compared to $56 million in the comparable quarter of 2005, primarily reflecting depreciation and amortization relating to assets and product rights acquired as part of the acquisition of Ivax.

Shareholders’ equity reached $9.2 billion at March 31, 2006, an increase of $3.2 billion from December 31, 2005, reflecting mainly the shares issued to Ivax shareholders in the acquisition, net of the reported loss during the first quarter.

Teva’s principal sources of short-term liquidity are its existing cash and internally generated funds, which Teva believes are sufficient to meet its operating needs and anticipated capital expenditures over the near term. Teva’s cash is invested mainly in high rated liquid short and long-term corporate bonds that bear fixed and floating interest rates. Teva continues to review additional opportunities to acquire companies in the pharmaceutical industry and to acquire complementary technologies or product rights. To the extent that any such acquisitions involve cash payments rather than the issuance of shares, they may require Teva to draw upon its credit lines available from Israeli and other banks, or may involve raising additional funds from debt or equity markets.

For the purpose of financing the cash portion of the Ivax acquisition, Teva used approximately $1.7 billion of its own cash together with short-term borrowings under bridge financing facilities. These bridge loans were then replaced within several days with the proceeds of publicly issued debt securities, comprised of a mixture of convertible senior debentures and long-term straight debt instruments, as follows:

•	$818 million of 1.75% convertible senior debentures due 2026;

•	$575 million of 0.25% convertible senior debentures due 2026;

•	$500 million of 5.55% senior notes due 2016; and

•	$1,000 million of 6.15% senior notes due 2036.

Material Changes in Contractual Obligations

Except for the issuance of debt securities as described above and except for the Ivax contractual obligations described below, which Teva assumed as a result of the acquisition, during the quarter ended March 31, 2006, there were no material changes outside the ordinary course of Teva’s business in the specified contractual obligations included in the table of contractual obligations in Teva’s Annual Report on Form 20-F for the year ended December 31, 2005.

The following table summarizes Ivax’s contractual obligations and commitments as of March 31, 2006:

	Payment due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(U.S. $ in millions)
Long-term debt obligations	279.3	259.3	18.0	2.0	—
Operating lease obligations	53.1	10.1	17.4	10.6	15.0
Capital lease obligation	4.3	2.8	1.5	—	—
Purchase obligations (Off Balance Sheet)	4.2	4.2	—	—	—
Loans payable	3.5	3.5	—	—	—
Other long-term liabilities	36.9	—	13.5	2.1	21.3

	381.3	279.9	50.4	14.7	36.3

Risk Factors

There have been no material changes from the risk factors previously disclosed in Teva’s Annual Report on Form 20-F for the year ended December 31, 2005, except as follows:

Political instability and foreign currency fluctuations and restrictions may adversely affect the revenues generated by our International operations.

As a result of the Ivax acquisition, we now sell products in countries that are susceptible to significant foreign currency risk and that have foreign currency payment restrictions. We sell a growing number of products, particularly in Latin America, for local currency, which results in a direct currency risk to us if the local currency devalues significantly. In addition, the continuing political instability in Venezuela may adversely impact our Venezuelan operations and our consolidated earnings.

Significant Future Factors and Performance Guidance

The main factors expected to affect 2006 are:

•	Teva is expected to benefit from its strong pipeline, especially with regard to its U.S. generics business, where it has had or expects to have major launches, including pravastatin, sertraline and simvastatin.

•	In Europe, Teva expects to have small product launches, while at the same time enhancing its leadership position in various European markets.

•	Teva also expects strong profitable growth in other regions in the world, including Latin America as well as Central and Eastern Europe.

•	We anticipate another record-breaking year for Copaxone®, and expect strong performances in our branded business of respiratory products.

•	Teva’s rationalization plans for the integration of Ivax are expected to achieve $100 million of synergies in 2006 and $200 million by the end of 2007.

For 2006, we project sales of approximately $8.2-$8.5 billion and adjusted net profit of approximately $1.5 billion (net of the write-offs and acquisition-related charges), which would translate into $1.82-$1.90 in earnings per share, based on Teva’s current fully diluted share count. These projections assume the launch of simvastatin without exclusivity. The launch of simvastatin with exclusivity conservatively could incrementally add $250-$300 million to sales in 2006 or $0.20-$0.25 in earnings per share, based on Teva’s current fully diluted share count.

With regard to 2007-2008, Teva expects continuous strong profitable growth. The sources of growth will vary from year-to- year. For example, the contribution from U.S. generics may be more moderate in 2007, and then stronger again in 2008. At the same time, we expect that our European, Latin American and respiratory businesses will have strong performances in 2007 and may thus play a larger role. We believe that Copaxone® will continue to outpace the growth of the market.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Reference is made to the “Quantitative and Qualitative Disclosures About Market Risk” section (Item 11) in Teva’s Annual Report on Form 20-F for the year ended December 31, 2005. For the most part, Teva and Ivax were exposed to the same major currencies with the exception of the Czech Koruna and to a very limited extent in the Russian Ruble and certain Central and Eastern European and Latin American currencies.

LEGAL PROCEEDINGS

Teva is subject to various litigation and other legal proceedings. For a discussion of these matters, see “Contingent Liabilities” included in Note 14 to Teva’s consolidated financial statements included in this report.

SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

At our annual meeting of shareholders held on May 4, 2006, our shareholders approved all of the proposals on the agenda. These included: (1) receipt and discussion of the Company’s consolidated balance sheet as of December 31, 2005 and the consolidated statements of income for the year then ended; (2) approval of the cash dividends paid for 2005 aggregating NIS 1.24 (approximately US$0.28) per ordinary share; (3) the appointment of Prof. Gabriela Shalev as a Statutory Independent Director for an additional term of three years, following the expected expiration of her initial term of appointment on October 26, 2006; (4) the election of the directors Dr. Phillip Frost, Carlo Salvi and David Shamir to serve as directors for an additional three years; (5) approval of the purchase of directors’ and officers’ liability insurance; (6) the amendment of certain provisions of the Company’s Articles of Association relating to the mechanism for the proposal of persons for nomination as directors of the Company; (7) an increase in the remuneration paid to the directors of the Company (other than the Chairman of the Board), provided that the Company’s Statutory Independent Directors shall be entitled to an increase (up to the said amounts) only when and to the extent permitted under Israeli law; and (8) the appointment of Kesselman & Kesselman, a member of PricewaterhouseCoopers International Ltd. as the Company’s independent registered public accounting firm for the year ending December 31, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Registrant)

By:	/s/ Dan Suesskind
Name:	Dan Suesskind
Title:	Chief Financial Officer

Date: May 15, 2006